SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                   Report for the Month of January, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                             957 Buckingham Avenue
                                    Slough
                                   Berkshire
                                    SL1 4NL
                                    ENGLAND
                  (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) EGM Statement
(2) Director Shareholding
(3) Result of Rights Issue
(4) Director Shareholding
(5) ImmuLogic Interests

(1)
                                   NEWS RELEASE

                               FOR IMMEDIATE RELEASE

Not for release, distribution or publication in or into the United States,
              Canada, Australia, the Republic of Ireland or Japan

                               Xenova Group plc

                                  EGM Results

Slough, UK, 4 October 2002 - The Board of Xenova Group plc (Nasdaq NM: XNVA; London Stock Exchange: XEN), today announces that at the Extraordinary General Meeting of the Company held earlier today, the special resolution proposed to increase the Company's authorised share capital, grant the Directors authority to allot shares and disapply statutory pre-emption rights in order to implement the Rights Issue was duly passed. The ordinary resolution proposed to remove the prescriptive flow rates and dilution limits from certain of the Company's Share Option Schemes was also passed.

The Rights Issue of approximately 33.7 million New Ordinary Shares at a price of
32.5 pence per New Ordinary Share is being made to Qualifying Shareholders by way of an 8 for 33 rights issue. Xenova proposes to raise approximately GBP9.9 million (net of expenses) pursuant to the Rights Issue. The Rights Issue has been fully underwritten by Nomura International plc (except to the extent of the undertakings given by certain directors to take up all or part of their entitlements under the Rights Issue).

Provisional Allotment Letters in respect of entitlements to New Ordinary Shares under the Rights Issue will be posted to Qualifying non-CREST Shareholders later today. The Nil Paid Rights will be credited to the stock accounts of Qualifying CREST Shareholders later today and enabled in CREST on 7 October 2002.

It is expected that Admission will become effective and that dealings in the New Ordinary Shares, nil paid, will commence at 8.00 a.m. on 7 October 2002. The latest time for acceptance and payment under the Rights Issue is 9.30 a.m on 28 October 2002.

Defined terms used in this announcement have the same meanings as set out in the Company's prospectus dated 11 September 2002 in connection with the Rights Issue.

Enquiries:

Xenova Group PLC                                            Tel.: 01753 706 600
David Oxlade, Chief Executive Officer
Daniel Abrams, Chief Financial Officer
Hilary Reid Evans, Head of Corporate Communications

Nomura International PLC                                    Tel.: 020 7521 2000
Charles Spicer
David Rasouly

Media Enquiries: Financial Dynamics                         Tel.: 020 7831 3113
Fiona Noblet
Jonathan Birt

Nomura, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Xenova and no one else in connection with the Rights Issue and will not be responsible to anyone other than Xenova for providing the protections afforded to clients of Nomura, nor for providing advice in relation to the Rights Issue or the New Ordinary Shares.

The Directors of Xenova are the persons responsible for the information contained in this announcement. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute an offer to sell, or the solicitation of an offer to subscribe for, the Nil Paid Rights, the Fully Paid Rights, or the New Ordinary Shares in the United States or in any other jurisdiction in which such offer or solicitation is unlawful. The Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares and the Provisional Allotment Letters have not been, and will not be, registered under the US Securities Act of 1933 (as amended) or under the applicable securities laws of Canada, Australia, the Republic of Ireland, or Japan. Accordingly, unless an exemption under any applicable laws is available, the New Ordinary Shares or Provisional Allotment Letters may not be offered, sold, transferred, taken up or delivered, directly or indirectly, in the US, Canada, Australia, the Republic of Ireland or Japan or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement.

END

(2)

                             XENOVA GROUP PLC

                   NOTIFICATION OF INTERESTS OF DIRECTORS

Xenova Group PLC (the "Company") was notified on 28 October 2002 pursuant to section 324 of the Companies Act 1985 (the "Act") that the following Directors of the Company, became interested on 28 October 2002, as a result of taking up part or all of their respective rights to new ordinary shares of 10 pence each ("Xenova Shares"), under the Rights Issue of the Company announced on 11 September 2002 (the "Rights Issue"), in the number of additional shares set out below opposite their respective names:

Director    Registered        No. of      Percentage   Total       Total Holding
            Holder            Xenova      of Xenova    Holding of  percentage of
                              Shares      Shares       Xenova      issued share
                              purchased   issued       Shares      capital
                                                       following
                                                       purchase

David       David Oxlade      9,435       0.019%       165,695     0.10%
Oxlade      Gerrard           22,895
            Limited

Daniel      Daniel            4,717       0.009%       81,598      0.05%
Abrams      Abrams
            Gerrard           9,356
            Limited
            NatWest           1,848
            Stockbrokers
            Limited

Michael     Michael            9,435       0.005%      80,532      0.046%
Moore       Moore

John        John               1,118       0.001%      10,290      0.005%
Waterfall   Waterfall

John St     John St            20,301      0.012%      104,043     0.06%
Clair       Clair
Roberts     Roberts

John        Mr John            8,484       0.018%      162,066     0.09%
Jackson     Jackson
            Mr John B H        15,484
            Jackson
            John Jackson       7,653
            Consultants
            Limited

Gerard      Gerard             17,834      0.010%      164,972     0.10%
Fairtlough  Fairtlough

Peter       Barclays           2,424       0.001%      12,424      0.01%
Gillett     Nominee
            Accounts

Ron Irwin   Ron Irwin          4,868       0.003%       24,950     0.01%


The price paid by each Director for the Xenova Shares pursuant to the Rights Issue was 32.5 pence per share.

END

(3)
                               NEWS RELEASE

                          FOR IMMEDIATE RELEASE

Not for release, distribution or publication in or into the United States,
           Canada, Australia, the Republic of Ireland or Japan

                              Xenova Group plc

                          Results of Rights Issue

Slough, UK, 29 October 2002 - The Board of Xenova Group plc (Nasdaq NM: XNVA; London Stock Exchange: XEN) announces that the fully underwritten 8 for 33 Rights Issue of 33,710,703 New Ordinary Shares, at a price of 32.5 pence per New Ordinary Share, closed at 9.30 a.m on 28 October 2002. Xenova will raise approximately GBP9.9 million (net of expenses) pursuant to the Rights Issue.

Xenova received valid acceptances in respect of 5,516,146 New Ordinary Shares from Qualifying Shareholders, which represents an aggregate take up of 16.36 per cent. This includes 135,852 New Ordinary Shares taken up by Directors pursuant to irrevocable undertakings or otherwise. The balance of the New Ordinary Shares not taken up or subscribed for, being 28,194,557 New Ordinary Shares, has been fully underwritten by Nomura International plc, which will notify sub-underwriters of their allocations later today. The sub-underwriting of the Rights Issue was strongly supported by existing shareholders, with eighteen of the Company's institutional shareholders acting as sub-underwriters.

It has not been possible to procure, and Nomura, as underwriter, does not consider that it will be possible to procure, subscribers for the New Ordinary Shares that have not been validly taken up at a price (net of expenses) in excess of the Rights Issue Price. Accordingly, there will be no net proceeds available for distribution to Qualifying Shareholders who did not take up their entitlements or to Overseas Shareholders in accordance with the terms of the Rights Issue. It is expected that definitive share certificates in respect of the New Ordinary Shares will be dispatched to shareholders by 4 November 2002. Crest stock accounts for New Ordinary Shares in uncertificated form were credited earlier today.

At the time of arranging the underwriting of the Rights Issue, the Board was mindful of the recommendations of the Competition Commission with regard to the competitive tendering of sub-underwriting commissions. However, after careful consideration at the time, the Directors did not believe that by virtue of the size of the Rights Issue such a process would have resulted in lower commissions than they have agreed in respect of the Rights Issue.

Defined terms used in this announcement have the same meanings as set out in the Company's prospectus dated 11 September 2002 in connection with the Rights Issue.

Enquiries:

Xenova Group PLC                                            Tel.: 01753 706 600
David Oxlade, Chief Executive Officer
Daniel Abrams, Chief Financial Officer
Hilary Reid Evans, Head of Corporate Communications

Nomura International PLC                                    Tel.: 020 7521 2000
Charles Spicer
David Rasouly

Media Enquiries: Financial Dynamics                         Tel.: 020 7831 3113
Fiona Noblet
Jonathan Birt

Nomura, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Xenova and no one else in connection with the Rights Issue and will not be responsible to anyone other than Xenova for providing the protections afforded to clients of Nomura, nor for providing advice in relation to the Rights Issue or the New Ordinary Shares.


This announcement does not constitute an offer to sell, or the solicitation of an offer to subscribe for, any securities in the United States or in any other jurisdiction in which such offer or solicitation is unlawful. The New Ordinary Shares have not been, and will not be, registered under the US Securities Act of 1933 (as amended) or under the applicable securities laws of Canada, Australia, the Republic of Ireland, or Japan. Accordingly, unless an exemption under any applicable laws is available, the New Ordinary Shares may not be offered, sold, transferred, taken up or delivered, directly or indirectly, in the US, Canada, Australia, the Republic of Ireland or Japan or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement.

END

(4)

                               XENOVA GROUP plc

                            DEALINGS BY DIRECTORS

Xenova Group plc (the "Company") hereby notifies the following grants or options on 18 December 2002 concerning the Directors named below.

Xenova Deferred Share Bonus Plan 2002

Pursuant to the Xenova Deferred Share Bonus Plan and following the purchase of qualifying shares, as previously announced, the following numbers of share options were granted to the Directors' over ordinary shares of 10 pence each ("Xenova Shares") as set out below opposite their respective names for nil consideration and at an exercise price of 10 pence each:


Director     Period during which the   Number of Xenova   Total number of Xenova
             options are exercisable   shares over which  shares over which
                                       options were       options are held
                                       granted            following grant

David        28/10/2005-27/10/2012     155,663            1,837,340
0xlade

Daniel       28/10/2005-27/10/2012     107,664              987,118
Abrams

Michael      28/10/2005-27/10/2012      45,428              947,100
Moore

John         28/10/2005-27/10/2012      27,339              702,976
Waterfall

John St      28/10/2005-27/10/2012      78,977              495,964
Clair Roberts


Contact: Hilary Reid Evans
Telephone: 01753 706600
Date: 19/12/2002


END

(5)

                                Xenova Group plc

                          Addiction Treatment Vaccines
                 Xenova Buyout of Residual ImmuLogic Interests


Slough, UK, January 15, 2003  -  Xenova Group plc (NASDAQ NM: XNVA; London Stock
Exchange: XEN) today announces that it has reached an agreement with ImmuLogic Pharmaceutical Corporation Liquidating Trust ("ImmuLogic") under which Xenova will buy out all remaining ImmuLogic rights to future milestone and royalty payments relating to two of Xenova's development stage vaccine programmes, TA-CD and TA-NIC.

Under the terms of the agreement announced today, ImmuLogic will receive US$1m from Xenova in return for ImmuLogic's rights to all future payments relating to the two vaccine programmes. Mutual releases from claims, proceedings and any other liabilities were also exchanged.

Under a 1998 Purchase Agreement, Cantab Pharmaceuticals plc (which merged with Xenova in 2001) undertook to pay ImmuLogic certain milestone payments relating to the TA-CD and TA-NIC programmes, payable at the end of each clinical development phase and valued at up to $11m, plus royalties.

ImmuLogic began voluntary liquidation proceedings in August 1999 and is now expected to complete its liquidation following a final cash distribution to its former shareholders.

In order to fund the buyout of ImmuLogic's interests, Xenova has raised GBP680,000 before expenses through the placing for cash of 1,766,235 new ordinary shares of 10 pence each. The new shares, which represent approximately
1.02 per cent of the Company's issued share capital prior to the placing, have been placed by Nomura International plc at a price of 38.5 pence per share. The placing represents a discount of approximately 9.9 per cent to the closing middle market price on the London Stock Exchange on 14 January 2003.

Application will be made today for the 1,766,235 new shares to be admitted to the Official List and to trading on the London Stock Exchange, with admission expected to become effective on 20 January 2003. When issued, the new shares will rank pari passu in all respects with the Company's existing ordinary shares.

Commenting on today's news, David Oxlade, Chief Executive of Xenova, said:

"We are delighted with this agreement, which releases Xenova from large potential payment obligations and consequently increases our commercial flexibility in relation to both TA-CD and TA-NIC. Both programmes have a large commercial potential and are designed to assist the significant number of people worldwide who find it difficult to overcome their addiction."


                                    - ends -


Contacts:

UK:                                                 US:
Xenova Group plc                                    Trout Group/BMC Communications
Tel: +44 (0)1753 706600                             Tel: 001 212 477 9007
David A Oxlade, Chief Executive Officer             Press: Brad Miles (Ext 17) Lauren Tortorete (Ext 20)
Daniel Abrams, Group Finance Director               Investors: Jonathan Fassberg (Ext 16) Lee Stern (Ext 22)
Hilary Reid Evans, Corporate Communications

Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/Ben Atwell


Notes to Editors

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova has a broad pipeline of programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical companies including Lilly, Pfizer, Celltech, Genentech, QLT and Millennium Pharmaceuticals.

TA-NIC, an anti-nicotine vaccine designed to assist in giving up smoking, successfully completed a Phase I trial in mid-2002. This was the first evaluation of an anti-nicotine vaccine in man. It is anticipated that TA-NIC will enter a further Phase I trial in mid 2003.

A Phase IIa dose escalation study is currently underway for TA-CD, an anti-cocaine vaccine. This study is designed to evaluate the safety and immunogenicity of a four or five dose vaccination schedule and the results are expected in the second half of 2003. A further Phase II 'cocaine administration' study is expected to begin in early 2003.

For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk


For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about the discovery, development and commercialisation of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialise products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialisation activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

END











                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date  31 January, 2003